04001593

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: October 31, 2004 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26804

SEC MAIL RECEIVED PROCESSING
JAN 3 0 2004
WASH. D.C. 105 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934, Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/02 (MM/DD/YY) **AND ENDING** 11/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

MS Securities Services Inc.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Avenue of the Americas
(No. and Street)

New York,	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Mary Jo Graffeo — (212) 762-5945
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

Two World Financial Center	New York,	New York	10281-1414
(ADDRESS); Name and Street	(City)	(State)	Zip Code

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (3-91)

AFFIRMATION

We, Fred J. Gonfiantini and John P. Davidson, III, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to MS Securities Services Inc. at and for the year ended November 30, 2003 are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Fred J. Gonfiantini
Managing Director

John P. Davidson, III
Managing Director

Subscribed to before me this
January 26, 2004

Notary Public
CHRISTINE L. IRWIN
Notary Public, State of New York
No. 4957901
Qualified in New York County
Commission Expires Oct. 28, 2005

MS SECURITIES SERVICES INC.
(SEC I.D. No. 8-26804)

STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
MS Securities Services Inc.

We have audited the accompanying statement of financial condition of MS Securities Services Inc. (the "Company") as of November 30, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included a review of the Company's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of MS Securities Services Inc. at November 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 27, 2004

MS SECURITIES SERVICES INC.
STATEMENT OF FINANCIAL CONDITION
November 30, 2003
(In thousands of dollars, except share data)

ASSETS

Deposits at clearing organizations	$ 5,685
Financial instruments owned	745,169
Securities borrowed	83,812,481
Securities received as collateral	81,636
Receivables from affiliates	2,214,249
Rebates receivable and other assets	94,276
Total assets	$86,953,496

LIABILITIES AND STOCKHOLDER'S EQUITY

Securities loaned	$85,717,533
Obligation to return securities received as collateral	81,636
Payables to affiliates	304,407
Rebates payable and other liabilities	78,476
Total liabilities	86,182,052
Stockholder's equity:	
Common stock ($1 par value, 1,000 shares authorized, issued and outstanding)	1
Paid-in capital	245,899
Retained earnings	525,544
Total stockholder's equity	771,444
Total liabilities and stockholder's equity	$86,953,496

See Notes to Statement of Financial Condition.

MS SECURITIES SERVICES INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
November 30, 2003
(In thousands of dollars)

Note 1 - Introduction and Basis of Presentation

The Company

MS Securities Services Inc. (the "Company") is a wholly owned, guaranteed subsidiary of Morgan Stanley & Co. Incorporated ("MS&Co"), which is a wholly owned subsidiary of Morgan Stanley. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is primarily engaged in the borrowing and lending of equity securities. In addition, the Company trades state and municipal government securities on a principal basis.

Basis of Financial Information

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the U.S., which require the Company to make estimates and assumptions regarding the valuations of certain financial instruments and other matters that affect the financial statement and related disclosures. The Company believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

Related Party Transactions

Receivables from affiliates are primarily funds loaned overnight to MS&Co on a collateralized basis at prevailing market rates. Payables to affiliates consist of amounts due for certain of the Company's expenses and income taxes. At November 30, 2003, the Company had securities borrowed and securities loaned with affiliates of $12,413,656 and $82,424,625, respectively. Rebates receivable and other assets and rebates payable and other liabilities include securities borrowed rebates receivable and other assets and securities loaned rebates payable with affiliates of $20,574 and $55,128, respectively.

Note 2 - Summary of Significant Accounting Policies

Financial Instruments Used for Trading

Financial instruments owned, which consist of state and municipal government obligations, are recorded at fair value in the statement of financial condition. Fair value is the amount at which financial instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. A substantial percentage of the fair value of the Company's financial instruments owned is based on observable market prices and observable market parameters. Purchases and sales of financial instruments are recorded in the accounts on trade date.

Income Taxes

Income taxes are provided using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates.

Note 3 - Securities Financing Transactions

Securities borrowed and securities loaned are treated as financing transactions and are carried at the amounts of cash collateral advanced and received in connection with the transactions.

The Company receives collateral in the form of securities in connection with securities borrowed transactions and is permitted to sell or repledge these securities held as collateral to enter into securities lending transactions. At November 30, 2003, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $86,473,857, substantially all of which had been repledged.

On the statement of financial condition, the Company recognized the fair value of an asset for securities received as collateral (as opposed to cash received as collateral) in certain securities lending transactions, and a corresponding liability, obligation to return securities received as collateral.

The Company manages credit exposure arising from securities borrowed and securities loaned transactions by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties that provide the Company, in the event of a customer default, the right to liquidate collateral and the right to offset counterparty's rights and obligations. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable, including accrued interest, and, as necessary, requests additional collateral to ensure such transactions are adequately collateralized. Where deemed appropriate, the Company's agreements with third parties specify its rights to request additional collateral.

Note 4 - Commitments and Contingencies

The Company had approximately $1,672,950 of letters of credit outstanding at November 30, 2003 to satisfy various collateral requirements.

Note 5 - Trading Activities

Trading

The Company trades in fixed income securities, primarily state government and municipal securities. The counterparties to the Company's fixed income transactions include investment advisors, commercial banks, insurance companies, broker-dealers, investment funds and industrial companies.

Risk Management

The Company's risk management policies and related procedures are integrated with those of Morgan Stanley and its other consolidated subsidiaries. These policies and related procedures are administered on a coordinated global basis with consideration given to each subsidiary's, including the Company's, specific capital and regulatory requirements. For the discussion which follows, the term "Company" includes Morgan Stanley and its subsidiaries.

Risk management at the Company is a multi-faceted process with independent oversight that requires constant communication, judgment and knowledge of specialized products and markets. The Company's senior management takes an active role in the risk management process and has developed policies and procedures that require specific administrative and business functions to assist in the identification, assessment and control of various risks. In recognition of the increasingly varied and complex nature of the financial services business, the Company's risk management policies, procedures and methodologies are evolutionary in nature and are subject to ongoing review and modification. Many of the Company's risk management and control practices are subject to periodic review by the Company's Internal Audit Department as well as to interactions with various regulatory authorities.

The Management Committee, composed of the Company's most senior officers, establishes the overall risk management policies for the Company and reviews the Company's performance relative to these policies. The Management Committee has created several Risk Committees to assist it in monitoring and reviewing the Company's risk management practices. These Risk Committees, as well as other committees established to manage and monitor specific risks, review the risk monitoring and risk management policies and procedures relating to the Company's market and credit risk profile, sales practices, legal enforceability, and operational and systems risks. The Market Risk, Credit, Controllers, Treasury and Law and Compliance Departments, which are all independent of the Company's business units, assist senior management and the Risk Committees in monitoring and controlling the Company's risk profile. The Market Risk and Credit Departments have operational responsibility for measuring and monitoring aggregate market risk and credit risk, respectively, with respect to the Company's institutional securities trading activities and are responsible for risk policy development, risk analysis and risk reporting to senior management and the Risk Committees. In addition, the Internal Audit Department, which also reports to senior management, periodically examines and

evaluates the Company's operations and control environment. The Company is committed to employing qualified personnel with appropriate expertise in each of its various administrative and business areas to implement effectively the Company's risk management and monitoring systems and processes.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, volatilities, correlations or other market factors, such as liquidity, will result in losses for a position or portfolio.

The Company manages the market risk associated with its trading activities on a company-wide basis, on a trading division level and on an individual product basis. Aggregate market risk limits have been approved for the Company and for each major trading division. Additional market risk limits are assigned to trading desks and, as appropriate, products. Trading division risk managers, desk risk managers, traders and the Market Risk Department monitor market risk measures against limits in accordance with policies set by senior management.

The Market Risk Department independently reviews the Company's trading portfolios on a regular basis from a market risk perspective utilizing Value-at-Risk and other quantitative and qualitative risk measures and analyses. The Company's trading businesses and the Market Risk Department also use, as appropriate, measures such as sensitivity to changes in interest rates, prices, implied volatilities and time decay to monitor and report market risk exposures. Stress testing, which measures the impact on the value of existing portfolios of specified changes in market factors for certain products, is performed periodically and is reviewed by trading division risk managers, desk risk managers and the Market Risk Department. Reports summarizing material risk exposures are produced by the Market Risk Department and are disseminated to senior management.

Credit Risk

The Company's exposure to credit risk arises from the possibility that a customer or counterparty to a transaction might fail to perform under its contractual commitment, which could result in the Company incurring losses. The Company has credit guidelines that limit the Company's current and potential credit exposure to any one customer or counterparty and to aggregates of customers or counterparties by type of business activity. Specific credit risk limits based on these credit guidelines also are in place for each type of customer or counterparty (by rating category).

The Credit Department administers limits, monitors credit exposure, and periodically reviews the financial soundness of customers and counterparties. The Company manages the credit exposure relating to its trading activities in various ways, including entering into master netting agreements, collateral arrangements, and limiting the duration of exposure. Risk is mitigated in certain cases by closing out transactions, entering into risk reducing transactions, assigning transactions to other parties, or purchasing credit protection.

Concentration Risk

The Company is subject to concentration risk by holding large positions in state government and municipal securities. The Company seeks to limit concentration risk through the use of the systems and procedures described in the preceding discussions of risk management, market risk and credit risk.

Note 6 – Equity-Based Compensation Plans

Certain employees of the Company participate in several of Morgan Stanley's equity-based stock compensation plans. Effective December 1, 2002, the Morgan Stanley adopted Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of Financial Accounting Standards Board Statement No. 123," using the prospective adoption method.

During fiscal 2003, the Morgan Stanley completed an extensive analysis of its stock-based compensation program and revised elements of its program to encourage and incent long-term performance, enhance employee retention, and better align employee and shareholder interests. The revisions to fiscal 2003 awards will include extending the vesting and non-vesting and non-compete provisions and raising the eligibility requirements to participate in such awards.

As a result of the revisions to its stock-based compensation program, the Morgan Stanley recognized the fair value of stock-based awards granted in the year ended November 30, 2003 over service periods of 3 or 4 years, including the year of grant. Historically, the service period for stock-based awards was deemed to be the year of the grant.

Note 7 - Income Taxes

The Company is included in the consolidated federal income tax return of Morgan Stanley. Federal income taxes have been provided on a separate entity basis. The Company is included in the combined state and local income tax returns with Morgan Stanley and certain other subsidiaries of Morgan Stanley. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company's combined filing group.

In accordance with the terms of the Tax Allocation Agreement with Morgan Stanley, all current and deferred taxes are offset with all other intercompany balances with Morgan Stanley. The Company and its affiliates are considering a change to their tax allocation methodology which could impact the allocation of certain state and local income taxes associated with unitary and combined tax filings. The impact to the Company has not yet been determined.

The temporary differences that created the deferred taxes at November 30, 2003 are primarily attributable to deferred compensation.

Note 8 - Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the Net Capital rules of the SEC and the New York Stock Exchange. Under these rules, the Company has elected to compute its net capital requirement in accordance with the "Alternative Net Capital Requirement," which specifies that net capital shall not be less than two percent of aggregate debit items arising from customer transactions or $250, whichever is greater. At November 30, 2003, the Company's Net Capital, as defined under such rules, was $703,573, which exceeded the minimum requirement by $703,323.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Net Capital rules of the SEC.

******

Deloitte.

Deloitte & Touche LLP

Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

January 27, 2004

MS Securities Services Inc.
1221 Avenue of the Americas
New York, NY 10020

In planning and performing our audit of the financial statements of MS Securities Services Inc. (the "Company") for the year ended November 30, 2003(on which we issued our report dated January 27, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; and (3) for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, as the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP